Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated February 15, 2013
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ ("Buffered AMPS")

▶ This pricing supplement relates to three separate offerings:
  – $583,000 Buffered AMPS™ linked to the EURO STOXX 50® Index ("SX5E")
  – $451,000 Buffered AMPS™ linked to the Russell 2000® Index ("RTY")
  – $182,000 Buffered AMPS™ linked to the MSCI EAFE® Index ("MXEA")
▶ Maturity of approximately 2.5 years
▶ 2x exposure to any positive return in the relevant reference asset, subject to a maximum return
▶ Protection from the first 10% of any losses in the relevant reference asset.
▶ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("Buffered AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplements. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security / Total linked to the SX5E	$1,000.00 / $583,000.00	$18.50 / $10,785.50	$981.50 / $572,214.50
Per security / Total linked to the RTY	$1,000.00 / $451,000.00	$18.50 / $8,343.50	$981.50 / $442,656.50
Per security / Total linked to the MXEA	$1,000.00 / $182,000.00	$18.50 / $3,367.00	$981.50 / $178,633.00

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.85% per $1,000 Principal Amount of securities in connection with the distribution of the securities. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ (Buffered AMPS)



EURO STOXX 50® Index
Russell 2000® Index
MSCI EAFE® Index

This pricing supplement relates to three offerings of Buffered Accelerated Market Participation Securities. Each of the three securities will have the respective terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and relevant underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or relevant underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is negative, lose up to 90% of your principal.**

This pricing supplement relates to multiple offerings of securities, each linked to the performance of a specific (each index, a "Reference Asset"). Each of the three securities has a different Maximum Cap. The performance of each of the three securities does not depend on the performance of any of the other securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset, as described below. The following key terms relate to the offerings of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The relevant underlying index, as indicated below

Reference Asset	Ticker	Upside Participation Rate	Maximum Cap	CUSIP/ISIN
EURO STOXX 50® Index	SX5E	200%	42%	40432XAL5/US40432XAL55
Russell 2000® Index	RTY	200%	26%	40432XAJ0/US40432XAJ00
MSCI EAFE® Index	MXEA	200%	25%	40432XAK7/US40432XAK72

Trade Date:	February 15, 2013
Pricing Date:	February 15, 2013
Original Issue Date:	February 25, 2013
Final Valuation Date:	August 17, 2015, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the relevant accompanying underlying supplement.
Maturity Date:	August 24, 2015. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the relevant accompanying underlying supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Final Settlement Value:	**If the relevant Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). **If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value**, you will receive $1,000 per $1,000 Principal Amount of securities (zero return). **If the relevant Reference Return is less than the Buffer Value,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows: $1,000 + ($1,000 × (Reference Return + 10%)). Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss

and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.**

Buffer Value	With respect to each offering, -10%
Initial Value:	2,615.26 for the securities linked to the SX5E, 923.15 for the securities linked to the RTY, and 1,663.46 for the securities linked to the MXEA, in each case the Official Closing Level of the relevant Reference Asset on the Pricing Date.
Final Value:	The Official Closing Level of such Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the relevant Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SX5E, "SX5E <INDEX>", with respect to the RTY, "RTY <INDEX>", and with respect to the MXEA, "MXEA <INDEX>", for each Reference Asset, any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to three separate offerings of securities, each linked to a different Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although each offering of securities relates to a Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or relevant underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplements) with the SEC for the offerings to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and relevant underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and relevant underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the relevant Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
    (b) $1,000 + ($1,000 × Maximum Cap).

If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the relevant Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

    $1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the relevant Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsor

With respect to securities linked to the SX5E, Deutsche Börse AG and SIX Group AG are the reference sponsors. With respect to securities linked to the RTY, the Russell Investment Group is the reference sponsor. With respect to securities linked to the MXEA, Morgan Stanley Capital International Inc. is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the relevant Reference Asset and you believe the value of such Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10%.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forego dividends or other distributions paid to holders of the stocks comprising the relevant Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the relevant Reference Return will be negative on the Final Valuation Date or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the relevant Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and page S-1 of the Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the relevant Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and relevant underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and relevant underlying supplement including the explanation of risks relating to the securities described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General risks related to Indices" in the Equity Index Underlying Supplement;

If your securities are linked to the RTY:

▶ "—Small-Capitalization Or Mid-Capitalization Companies Risk" in the Equity Index Underlying Supplement.

If your securities are linked to the SX5E or MXEA:

▶ "—Risks Associated With Non-U.S. Companies" in the Equity Index Underlying Supplement;

▶ "—Securities Prices Generally Are Subject To Political, Economic, Financial And Social Factors That Apply To The Markets In Which They Trade And, To A Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement;

▶ "—The Notes Will Not Be Adjusted For Changes In Exchange Rates" in the Equity Index Underlying Supplement; and

▶ "—Time Differences Between The Domestic And Foreign Markets And New York City May Create Discrepancies In The Trading Level Or Price Of The Notes" in the Equity Index Underlying Supplement.

If your securities are linked to the MXEA:

▶ "—Even If Our Or Our Affiliates' Securities Are Tracked By An Equity Index, We Or Our Affiliates Will Not Have Any Obligation To Consider Your Interests" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.
You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Value of -10%. Accordingly, if the relevant Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 90% of your investment at maturity if the relevant Reference Return is negative.

The appreciation on the securities is limited by the relevant Maximum Cap.
You will not participate in any appreciation in the value of the relevant Reference Asset (as multiplied by the Upside Participation Rate) beyond the relevant Maximum Cap. The Maximum Cap is 42% with respect to the securities linked to the SX5E, 26% with respect to the securities linked to the RTY, and 25% with respect to the securities linked to the MXEA. You will not receive a return on the securities greater than the relevant Maximum Cap.

Credit risk of HSBC USA Inc.
The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.
As a holder of the securities, you will not receive interest payments.

Changes that affect the relevant Reference Asset will affect the market value of the securities and the amount you will receive at maturity.
The policies of the reference sponsor of the relevant Reference Asset concerning additions, deletions and substitutions of the constituents comprising such Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in such Reference Asset may affect the value of such Reference Asset. The policies of the reference sponsor with respect to the calculation of the relevant Reference Asset could also affect the value of such Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its relevant Reference Asset. Any such actions could affect the value of the securities.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.
The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.
While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.
The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which

you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the relevant Reference Asset relative to its Initial Value. We cannot predict the Final Value of the relevant Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset to which your securities are linked or the return on your securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Upside Participation Rate: 200%

▶ Hypothetical Maximum Cap: 25% (The actual Maximum Cap with respect to the securities linked to the SX5E is 42%, with respect to the securities linked to the RTY is 26%, and with respect to the securities linked to the MXEA is 25%).

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
100.00%	$1,250.00	25.00%
80.00%	$1,250.00	25.00%
60.00%	$1,250.00	25.00%
40.00%	$1,250.00	25.00%
20.00%	$1,250.00	25.00%
12.50%	**$1,250.00**	**25.00%**
10.00%	$1,200.00	20.00%
5.00%	$1,100.00	10.00%
2.00%	$1,040.00	4.00%
1.00%	$1,020.00	2.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	**$1,000.00**	**0.00%**
-15.00%	$950.00	-5.00%
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-60.00%	$500.00	-50.00%
-80.00%	$300.00	-70.00%
-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The relevant Reference Return is 2.00%.

Reference Return:	2.00%
Final Settlement Value:	**$1,040.00**

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,040.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 200%)

= $1,040.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the relevant Reference Return multiplied by 200% when such Reference Return is positive and, as multiplied by the Upside Participation Rate, equal to or less than the relevant Maximum Cap.

Example 2: The relevant Reference Return is 20.00%.

Reference Return:	20.00%
Final Settlement Value:	**$1,250.00**

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,250.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 25.00%)

= $1,250.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the relevant Reference Return is positive and such Reference Return multiplied by 200% exceeds the relevant Maximum Cap.

Example 3: The relevant Reference Return is -5.00%.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the relevant Reference Return is less than zero but greater than the Buffer Value of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 3 shows that you will receive the return of your principal investment where the value of the relevant Reference Asset declines by no more than 10% over the term of the securities.

Example 4: The relevant Reference Return is -30.00%.

Reference Return:	-30.00%
Final Settlement Value:	**$800.00**

Because the relevant Reference Return is less than the Buffer Value of -10%, the Final Settlement Value would be $800.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10%))

= $1,000 + ($1,000 × (-30.00% + 10%))

= $800.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the relevant Reference Asset beyond the Buffer Value of -10%. YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE EURO STOXX 50® INDEX

The disclosure relating to the SX5E contained below relates only to the offering of securities linked to the SX5E.

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from February 15, 2008 through February 15, 2013. The closing level for the SX5E on February 15, 2013 was 2,615.26. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE RUSSELL 2000® INDEX

The disclosure relating to the RTY contained below relates only to the offering of securities linked to the RTY.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of January 31, 2013 were: Financial Services, Consumer Discretionary, Producer Durables, Technology, and Health Care.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-21 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from February 15, 2008 through February 15, 2013. The closing level for the RTY on February 15, 2013 was 923.15. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE MSCI EAFE® INDEX

The disclosure relating to the MXEA contained below relates only to the offering of securities linked to the MXEA.

Description of the MXEA

The MXEA is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The index is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. As of February 15, 2013, the index consisted of companies from the following 22 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For more information about the MXEA, see "MSCI Indices" beginning on page S-36 of the Equity Index Underlying Supplement.

Historical Performance of the MXEA

The following graph sets forth the historical performance of the MXEA based on the daily historical closing levels from February 15, 2008 through February 15, 2013. The closing level for the MXEA on February 15, 2013 was 1,663.46. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the MXEA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the MXEA on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.85% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the inside cover page of this document, which is expected to be the fifth business day following the Trade Date of the securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE SECURITIES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such securities will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

Pricing Supplement

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$583,000 Buffered Accelerated Market Participation Securities Linked to the EURO STOXX 50® Index

$451,000 Buffered Accelerated Market Participation Securities Linked to the Russell 2000® Index

$182,000 Buffered Accelerated Market Participation Securities Linked to the MSCI EAFE® Index

February 15, 2013

PRICING SUPPLEMENT